

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 4, 2017

Michael Tuchen
Chief Executive Officer
Talend, Inc.
800 Bridge Parkway, Suite 200
Redwood City, CA 94065

> **Re: Talend S.A.**
> **Registration Statement on Form F-3**
> **Filed September 29, 2017**
> **File No. 333-220740**

Dear Mr. Tuchen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Andrew D. Hoffman
        Wilson Sonsini Goodrich & Rosati, P.C.